Exhibit 99.3

Agenda for the Annual General Meeting of Shareholders (AGM) of MYT Netherlands Parent BV. (the Company) to be held virtually on Wednesday, June 30, 2021, starting at 15.00 CET.

1.	Opening

2.	Dutch statutory annual report for the financial year ended 30 June on 2020 (FY 2020)

3.	Proposal to adopt the Dutch statutory accounts for FY 2020*

4.	Explanation of the dividend policy

5.	Proposal for the allocation of the results

6.	Discharge

6.1	Proposal to discharge the members of the Management Board from liability for their duties performed during FY 2020*

6.2	Proposal to discharge the members of the Supervisory Board from liability for their duties performed during FY 2020*

7.	Proposal to appoint KPMG as external auditor for the Dutch statutory annual accounts for FY 2020 and 2021*

8.	Composition and remuneration of the Supervisory Board

8.1 Proposal to appoint Ms Nora Aufreiter as member of the Supervisory Board*

8.2 Proposal for remuneration of Ms Aufreiter as member and chairperson of the Supervisory Board*

8.3 Proposal for remuneration of Mr Dennis Gies effective 1 July 2021*

9.	Closing

Agenda items marked with an asterisk (*) are voting items.

Explanatory notes to the agenda for the AGM 30 June 2021

Re item 2: Dutch statutory annual report for the financial year ended on 30 June 2020 (FY 2020)

The performance of the Company is described in more detail in the Dutch statutory annual report for FY 2020. For further details, please refer to the Dutch statutory annual report for FY 2020. If questions are submitted by shareholders in advance of the General Meeting of Shareholders, such questions will be addressed.

Re item 3: Proposal to adopt the Dutch statutory accounts for FY 2020*

The Dutch statutory accounts for FY 2020 are included in the Company’s Dutch statutory annual report for FY 2020. These have been drawn up by the Management Board and audited by KPMG Accountants N.V. who have issued an unqualified opinion. The auditor will be present during the AGM to answer questions. It is proposed to adopt the Dutch statutory accounts for FY 2020.

Re item 4: Explanation of the dividend policy

The Company’s policy on additions to reserves and dividends as outlined in the Dutch statutory annual report FY 2020 will be discussed.

Re item 5: Proposal for the allocation of the results

It is proposed by the Management Board, with the approval of the Supervisory Board, to add the results for FY 2020, a profit of €6,350 thousand to the retained earnings of the Company.

Re item 6.1: Discharge from liability of the members of the Management Board*

It is proposed to discharge the members of the Management Board from liability in relation to the exercise of their duties in FY 2020, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

Re item 6.2: Discharge from liability of the members of the Supervisory Board*

It is proposed to discharge the members of the Supervisory Board from liability in relation to the exercise of their duties in FY 2020, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

Re item 7: Appointment of KPMG as external auditors for the Dutch statutory annual accounts for FY 2020 and FY 2021*

The Audit Committee has conducted its annual formal review of the effectiveness of the external audit process. Based on this review, and on their subsequent observations on the planning and execution of the external audit for the Dutch statutory accounts FY 2020, the Supervisory Board nominates KPMG Accountants N.V. for appointment as external auditor of the Company for the Company’s statutory accounts for FY 2020 and FY 2021. KPMG AG is the Company’s independent registered public accounting firm for the FY 2021 financial statements to be filed with the U.S. Securities and Exchange Commission and the NYSE.

The terms and conditions applicable to this appointment will be determined by the Supervisory Board.

Re item 8.1 Proposal to appoint Ms Nora Aufreiter as member of the Supervisory Board*

The proposal is to appoint Ms Nora Aufreiter as member of the Supervisory Board. The Supervisory Board will subsequently appoint Ms Aufreiter as chairperson of the Supervisory Board.

As set out in the prospectus related to its initial public offering of ADSs (https://investors.mytheresa.com/financials/sec-filings/default.aspx), the Company appointed Mr David Kaplan as interim chairperson of the Supervisory Board until a permanent chairperson would be appointed. Now that a candidate for the role of chairperson has been identified, Mr Kaplan has confirmed that he will step down as chairperson of the Supervisory Board effective upon appointment of Ms Aufreiter as member of the Supervisory Board.

Ms Aufreiter complies with the requirements of the profile of the Supervisory Board. She brings a wealth of knowledge and expertise as well as executive experience in large companies in different industries in Canada and the United States. Ms Aufreiter is considered independent within the meaning of the Dutch Corporate Governance Code, the NYSE Listing Company Manual and the SEC audit committee rules. The Supervisory Board is very pleased that Ms Aufreiter is available as member of the Supervisory Board. Her unique experience combining deep understanding of retail and technology in addition to her proven strategic thinking will be highly valuable to the Supervisory Board and the Company.

The Supervisory Board recommends appointing Ms Aufreiter with effect from 1 July 2021 for a period of four years subject to article 23 of the articles of association of the Company. In line with the Dutch Corporate Governance Code and the Company’s articles of association, the term of appointment of Ms Aufreiter will expire at the end of the Annual General Meeting to be held in 2025, with due regard for article 23 of the articles of association of the Company. The resume of Ms Nora Aufreiter is attached to these notes.

Re item 8.2 Proposal for remuneration for Ms Nora Aufreiter as member and chairperson of the Supervisory Board *

In accordance with the remuneration policy of the Company, the chairperson of the Supervisory Board is entitled to a cash remuneration of EUR 90,000 plus an additional annual remuneration of EUR 10,000 as member of the Nominating, Governance and Compensation Committee.

For each fiscal year that Ms Aufreiter serves on the Supervisory Board, Ms Aufreiter will be granted a restricted share award covering that number of american depositary shares representing ordinary shares of the Company having an aggregate grant date fair value of USD 125,000 (the Equity Award).

The initial Equity Award will be granted to Ms Aufreiter on or shortly after 1 July 2021 and will vest on 30 June 2022, subject to Ms Aufreiter being appointed as member of the Supervisory Board on 1 July 2021 and her continued service through 30 June 2022.

Each subsequent annual Equity Award will be granted to Ms Aufreiter on the date of the regularly scheduled Supervisory Board meeting following the date on which the prior year’s Equity Award vests and will vest on the first anniversary of the date of grant, subject to Ms Aufreiter’s continued service through such date.

The terms and conditions applicable to the Equity Award will be determined by the Supervisory Board in accordance with the terms and conditions of the Company’s LTI plan, as may be amended from time to time, and an award agreement, which the Company will provide to Ms Aufreiter in connection with the issuance of the Equity Award.

Re item 8.3 Proposal for remuneration for Mr Dennis Gies effective 1 July 2021*

Mr Gies was appointed as member of the Supervisory Board in September 2020 without remuneration. It is proposed to grant Mr Gies remuneration on the basis of the Company’s remuneration policy with effect from 1 July 2021. Effective 1 July 2021, Mr Gies will be entitled to receive a cash remuneration of EUR 60,000 plus an additional annual remuneration as chair of the Nominating, Governance and Compensation Committee of EUR 15,000 and an additional annual remuneration as member of the Audit Committee of EUR 10,000.

With effect from 1 July 2021, for each fiscal year during which Mr Gies serves on the Supervisory Board, Mr Gies will be granted a restricted share award covering that number of american depositary shares representing ordinary shares of the Company having an aggregate grant date fair value of USD 100,000 (the Equity Award).

The initial Equity Award will be granted to Mr Gies on or shortly after 1 July 2021 and will vest on 30 June 2022, subject to Mr Gies’ continued service through such date.

Each subsequent annual Equity Award will be granted to Mr Gies on the date of the regularly scheduled Supervisory Board meeting following the date on which the prior year’s Equity Award vests and will vest on the first anniversary of the date of grant, subject to Mr Gies’ continued service through such date.

The terms and conditions applicable to the Equity Award will be determined by the Supervisory Board in accordance with the terms and conditions of the Company’s LTI plan, as may be amended from time to time, and an award agreement, which the Company will provide to Mr Gies in connection with the issuance of the Equity Award.

Appendix to item 8.1 Resume of Ms Nora Aufreiter

Nora Aufreiter (61)

Current positions: non-executive member of the board of directors of the Bank of Nova Scotia, non-executive member of the board of directors of Kroger, non-executive member of the board of Cadillac Fairview Property Trust, vice-chair of the board of directors of Unity Health Toronto, non-executive member of the board of directors of the Canadian Opera Company and member of the Dean’s advisory board for the Ivey Business School.

Previous positions: director of the Neiman Marcus Group (2014-2019), before that Ms Aufreiter was a senior partner and director of McKinsey & Company where she worked for 27 years until she retired in June 2014; she was managing partner of the Toronto office of McKinsey’s Canadian Practice from 2008 until 2012. Before joining McKinsey spent 3 years in financial services working in corporate finance and investment banking.

Education: holds an HBA in business administration from Ivey Business School at the University of Western Ontario and an MBA from Harvard Business School.

Nationality: Canadian

Number of shares held in the Company: 0